United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Lowes Companies, Inc.
Name of persons relying on exemption: The Educational Foundation of America
Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MA 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Lowes Companies Shareholders
RE:	Rationale for a Yes for on Item No. 7 on 2022 proxy ballot, Report on Risks of State Policies Restricting Reproductive Health Care
DATE:	May 12, 2022
CONTACT:	Shelley Alpern, Rhia Ventures (info@rhiaventures.org)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Educational Foundation of America is not able to vote your proxies, nor does this communication contemplate such an event. The Educational Foundation of America urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

The foregoing information should not be construed as investment advice.

Vote Yes: Proposal No. 7 – Report on Risks of State Policies Restricting Reproductive Health Care

Annual Meeting: May 27, 2022

About the Proponent

The Educational Foundation of America (EFA) is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity, through grant making and impact investing. It supports nonprofit organizations working in the arts, the environment, democracy, food security, and reproductive health and justice.

THE RESOLUTION

RESOLVED: Shareholders request that Lowes issue a public report prior to December 31, 2022, omitting confidential and privileged information and at a reasonable expense, detailing any known and any potential risks and costs to the Company caused by enacted or proposed state policies severely restricting reproductive health care, and detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate any risks and costs to the company associated with new laws and legislation severely restricting reproductive rights, and similar restrictive laws proposed or enacted in other states. In its discretion, the board’s analysis may include any effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies such as any public policy advocacy by the company, related political contributions policies, and human resources or educational strategies.

WHY IS A VOTE IN FAVOR WARRANTED?

1.	Legislative and judicial developments have weakened access to abortion care in states where Lowes has operations, with more restrictions likely.

Reproductive rights are under siege in the United States. States have passed more than 1,300 restrictions on abortion access since the Roe v. Wade Supreme Court ruling in 1973 that legalized the procedure (https://bit.ly/3F00HCt). The Supreme Court is widely expected to overturn or gravely weaken Roe v. Wade, perhaps within weeks. Should Roe v. Wade be overturned or greatly weakened, 26 states are “certain or likely” to ban abortion outright (https://bit.ly/3EY3hcp).

North Carolina, where Lowes is headquartered, has numerous medically unnecessary restrictions that make it difficult to access abortion care (https://bit.ly/3s29lLs).

Lowes has stores in all 50 states. At this date, Texas, Florida, Arizona, Florida, Kentucky, Oklahoma, and Idaho that have passed legislation directly challenging the Roe framework by limiting abortions past 6 or 15 weeks. In a post-Roe environment, additional states where Lowes has operations are expected to ban abortion entirely include Montana, Michigan, Utah, Arizona, Iowa, Missouri, Arkansas, Louisiana, Indiana, Ohio, Kentucky, West Virginia, Tennessee, Alabama, Mississippi, Georgia, and South Carolina (https://bit.ly/3vPKgEU and Lowes 2021 Annual Report at https://low.es/3MJDjfn).

2.	Lowes provides health care coverage to well over 100,000 women.

The enactment of state laws restricting abortion care may conflict with the Company’s health care coverage of its employees. Yet the Proponent believes that continuing to provide comprehensive reproductive health care coverage should be a priority for Lowes. Lowes has 300,000 employees, and 39% are women, or about 117,000. They work in 2,200 stores across the United States (https://low.es/3MJDjfn).

In a 2019 survey, nearly 9 in 10 women said that controlling if and when to have children has been important to their careers (Hidden Value: The Business Case for Reproductive Health, Rhia Ventures, 2020 at https://bit.ly/37RkV5e). Abortion is a common medical procedure, experienced by one of four women in the U.S. by the end of her reproductive years (https://doi.org/10.2105/AJPH.2017.304042).

The loss of access to abortion care may disrupt or prevent employees from remaining in the workforce. Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level (bit.ly/37qrmMw).

Abortion restrictions are already interfering with women’s ability to work and reducing the talent pool. The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated; in North Carolina, the figure is just shy of 24,000. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates; for North Carolina, the figure is close to $139.3 million (https://iwpr.org/costs-of-reproductive-health-restrictions).

3.	Employees expect and desire comprehensive reproductive health care coverage.

A national survey of 3,500 + college-educated workers conducted in 2021 produced the following findings:

•	Most workers (73%) want their employee health insurance benefit to cover the full range of reproductive health care, including abortion. For women in their child-bearing years, this number is 83%.
•	Learning that a company covers some reproductive health care, but not abortion care, is much more likely to turn off top talent than attract them (47% would feel less positively toward the company versus 19% more positively).

•	About seven in ten (69%) say that access to reproductive health care, including abortion, should be part of the issues companies address around gender equity efforts in the workplace.
•	Majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.

(Source: https://bit.ly/3F0JusI)

By a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible, according to a soon-to-be-released national survey of 2,210 adults conducted by Morning Consult. The results skew higher for millennials and Gen Z. (Data expected to be released in May 2022. PDF available upon request.) This has implications for Lowes’ ability to recruit workers to work in states with restrictive laws.

Given the geographic scope and sample sizes of these studies, the Proponent believes it is reasonable to infer that the views of Lowes’ employees generally align with these findings.

RESPONSE TO STATEMENT OF OPPOSITION

1.	The central argument of Lowes’ opposition to our proposal seems to be reflected in its statement that the proposal is “framed in such a broad manner that we believe it would be extremely difficult for any company operating in all 50 states to create a document that would be of utility for our shareholders, associates and other stakeholders.”

As a practical matter, Lowes could satisfy the concerns expressed in the proposal by approaching its reporting as providing answers to a series of questions that arise from these concerns:

•	How might impending changes in the reproductive health care environment affect our employees?
•	How might impending changes in the reproductive health care environment affect the talent pool in the states where we conduct business?
•	How might our ability to meet the reproductive health care needs of our employees change in the near future?
•	Does Lowes need to improve any aspects of our reproductive health care insurance or benefits to respond to the dramatically changing environment for women’s health care?
•	Do new laws that provide for civil enforcement of state abortion bans expose Lowes to legal liability?
•	Would our company benefit by advocating for less restrictive public policies concerning access to reproductive health care?

Lowes states that “we believe the preparation of the report…would not yield information that we believe would be insightful or informative for shareholders, associates, and other stakeholders.” To the contrary, shareholders will benefit from knowing how the Company is assessing the impact of a known and highly likely risk to full reproductive health care options that will have direct and indirect impacts upon employees, their families, work colleagues and the Company as whole.

2.	The statement of opposition also reads:

Lowes is focused on complying with applicable laws and regulations, surveying the competitive landscape and remaining responsive to associates’ needs. If Lowe’s monitoring efforts reveal a new area of need among associates, Lowes evaluates and adjusts the policies and benefits as appropriate to address that need. Lowes also actively promotes ways for associates to take advantage of the well-being and health care benefits.

Our proposal is entirely consistent with this commitment to continuous improvement.

Shareholders may also find it of interest that Lowes sought to exclude this proposal from the proxy ballot, arguing before the Securities and Exchange Commission (SEC) that it did not address a significant policy issue and sought to interfere with the Company’s ordinary business operations. The SEC rejected the Company’s arguments.

CONCLUSION

A “Yes” vote is warranted. For all the reasons discussed, we believe that the requested report will motivate Lowes to monitor and respond to imminent threats to its ability to provide the highest quality reproductive health care to its employees, a clear need for attracting and maintaining a qualified and stable workforce.

Management’s “wait and see” approach expressed in the opposition statement (“If Lowes’ monitoring efforts reveal a new area of need among associates, Lowes evaluates and adjusts the policies and benefits as appropriate to address that need”) has been overtaken by recent events. Earlier this month, the Supreme Court’s draft decision concerning Dobbs v. Jackson Women’s Health Organization was leaked to the media, revealing the intention to overrule Roe v. Wade and to undercut privacy-related precedents that could impair access to contraception as well. When this happens, up 26 states are expected to take action to outlaw abortion entirely.

This development urgently elevates the need for the report requested in our proposal. The question of how Lowes will provide comprehensive reproductive health care to its employees in all fifty states is no longer a mere hypothetical. A growing number of companies (including Amazon, Citi, Yelp, Microsoft, Match and others) are demonstrating leadership in offering to cover abortion-related travel costs for those who must go out of state to receive care, but Lowes has said nothing.

The post-Roe environment will present Lowes with new challenges related to hiring, retention, productivity, site location, public policy positions and other matters. The Company may experience higher turnover (with its associated costs) in states with extreme abortion restrictions, and more difficulty in recruiting, or relocating, talent to those states. As a large employer with workers across the country, Lowes will face these challenges more keenly than most.

The Proponent believes it would be in Lowes’ best interest to plan for imminent disruptions to its ability to provide comprehensive reproductive health care to all of its employees and take steps to minimize the impact and reach of these disruptions. These steps may include (but need not be limited to) examining the comprehensiveness of reproductive health care coverage across geographies and provider networks; committing to providing insurance that covers all forms of contraceptive care; studying the feasibility of covering travel expenses incurred to obtain out-of-state abortion care; and reviewing whether the Company should take public policy positions on proposed reproductive health care legislation. The requested report is best viewed as a transparency and accountability mechanism to produce this internal review.

Lowes’ current approach is insufficient and not helpful to shareholders’ ongoing need to assess risk and management quality. Intertwining threats are present now -- to employee wellbeing, health and morale; to corporate reputation and brand; to consumer loyalty; to women’s ability to advance within the Company; and to the attainment of diversity and inclusion goals. Vote “Yes” on Proposal No. 7.

For questions, please contact Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org.

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